FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                December 04, 2002


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                   Peel Park
                             East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1 RNS Announcement, re: November Output Statement dated 04 December 2002




No. 1


BRITISH ENERGY plc - OUTPUT STATEMENT

A summary of net output from all of British Energy's power stations in November is given in the table below, together with comparative data for the previous financial year:-

                                          2001/02                                        2002/03
                             November              Year to Date               November             Year to Date
                        Output    Load Factor   Output       Load       Output    Load Factor   Output      Load
                         (TWh)        (%)        (TWh)    Factor (%)     (TWh)        (%)        (TWh)     Factor
                                                                                                            (%)

UK Nuclear               5.63         82         44.05        79         4.96         72         40.01       71
UK Other                 0.78         56          4.35        38         0.80         57          2.95       26
Bruce Power              1.73         75         13.67*       88*        1.71         75         14.08       76
(82.42% owned)

Amergen                  0.99         58         11.87        85**       1.80         101        12.94       89**
(50% owned)



        * The figures for the year to date in 2001 for Bruce Power cover a shorter period from Financial Close on 12th May 2001

        * *The capacity for Clinton was up-graded in spring of this year to 1017 MWe and the capacity of TMI increased to 840 MWe following a turbine replacement in autumn 2001.


OVERVIEW

With both units at Torness now fully operational, the UK nuclear plant remain on track to achieve the revised target, announced in August 2002, of 63 TWh (plus or minus 1 TWh) by 31st March 2003.

The output figures for both AmerGen and Bruce Power remain in line with the plan after allowing for the higher number of planned outages in the current year.

PLANNED OUTAGES

UK Nuclear

  - Statutory outages were completed at Dungeness B and Heysham 2.
  - Off-load refuelling was carried out on one reactor at Hartlepool.
  - Low load refuelling was carried out on one reactor each at Heysham 2 and Hunterston B.

Bruce Power

  - The planned outage on unit 7 continued throughout November.

Unplanned Outages

  - One unit at Hinkley Point B carried out an outage to repair a turbine bearing.
  - Gas circulator inspection and repair work was completed at Torness with both units now in service.


Contact:

David Wallace                      013552 62846            (Media Enquiries)
Paul Heward                        013552 62201            (Investor Relations)


Find this News Release on our web-site: www.british-energy.com




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  December 04, 2002                   BRITISH ENERGY PLC

                                           By:____Paul Heward____

                                           Name:  Paul Heward
                                           Title: Director - Investor Relations